November 5, 2013

J. Nolan McWilliams
United States Securities and Exchange Commission
Division of Corporation Finance
Washington, D.C. 20549

RE:	Saleen Automotive, Inc. Registration Statement on Form S-1 Filed October 16, 2013 File No. 333-191742

Dear Mr. McWilliams,

Saleen Automotive Inc. is pleased to respond to the letter of comment (the “Comment Letter”) transmitted to us by the staff of the United States Securities and Exchange Commission (“Commission”), Division of Corporation Finance (the “Staff”), dated November 4, 2013. Paragraph numbering used for each response set forth below corresponds to the numbering used in the Comment Letter. Our responses to the Staff’s comments are as follows:

Prospectus Cover Page

1.	We acknowledge the Staff’s comment and will include the following legend in Amendment No. 1 (the “Amended S-1”) to our Registration Statement on Form S-1 (File No. 333-191742) filed with the Commission on October 16, 2013, which we intend to file concurrently with this response letter:

“The information in this prospectus is not complete and may be changed. The selling stockholders may not sell these securities until the registration statement filed with the Securities and Exchange Commission is effective. This prospectus is not an offer to sell these securities and it is not soliciting an offer to buy these securities in any state where the offer or sale is not permitted.”

Prospectus Summary, page 5

2.	We acknowledge the Staff’s comment and will include the following additional disclosure in the Prospectus Summary under the section captioned Summary Financial Data in the Amended S-1:

“As of June 30, 2013, we had a stockholders’ deficit of $6,014,550. In addition, we are delinquent in payment of $351,710 of payroll taxes, and $819,903 of our outstanding notes payable is in default (see second risk factor on page 21). If we fail to make certain required payments and perform other contractual obligations to the tax authorities and our lenders, the debt obligations to such creditors will accelerate, which would have a material adverse effect on our continued operations.”

Principal and Selling Stockholders, page 88

3.	We acknowledge the Staff’s comment and have disclosed that none of the selling stockholders is a broker-dealer or an affiliate of a broker-dealer in the Amended S-1.

4.	We acknowledge the Staff’s comment have removed references to “pecuniary interest” from footnotes (5) – (7), (11) – (13), (15) and (17) to the selling stockholder table in the Amended S-1.

* * * * *

We acknowledge that:

•	We are responsible for the adequacy and accuracy of the disclosure in the Amended S-1;
•	Staff comments or changes to disclosure in response to Staff comments do not foreclose the Commission from taking any action with respect to the Amended S-1; and
•	We may not assert Staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Thank you for your consideration of our responses. You may contact Robert J. Miranda, Chief Financial Officer at (714) 515-0064 or Louis Wharton, Legal Counsel, at (818) 444-4509 if you have questions or need additional information.

Sincerely,

Saleen Automotive, Inc.

/s/ Robert Miranda

Robert J. Miranda, CFO